SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM 6-K
                               -----------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 9, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
               -------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

               -------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X              Form 40-F
                           --------                 ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No        X
                           --------                 ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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       THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
------------------------------------------------------------------------------

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

_______________________________________________________________________________





                                 CNOOC Limited
                             [CHINESE CHARACTERS]
               (Incorporated in Hong Kong with limited liability
                        under the Companies Ordinance)


                        ONGOING CONNECTED TRANSACTIONS


       Independent Financial Adviser to the Independent Board Committee

_______________________________________________________________________________

A letter from the Independent Board Committee is set out on pages 19 to 20 of this circular.

A letter from Cazenove Asia Limited, the independent financial adviser, containing its advice to the Independent Board Committee is set out on pages 21 to 34 of this circular.

An extraordinary general meeting of CNOOC Limited is to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong at 11 am on 23 December 2002. A copy of the notice convening such extraordinary general meeting, which was dispatched on 5 December 2002, is set out on pages 39 to 40 of this circular for ease of reference. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy, despatched together with the notice of meeting on 5 December 2002 and a further copy of which is enclosed for convenience, in accordance with the instructions printed thereon as soon as possible to the registered office of CNOOC Limited at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong in any event not less than 48 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so desire.



                                                             9 December 2002

-----------------------------------------------------------------------------
                                   CONTENTS
-----------------------------------------------------------------------------

                                                                           Page

Definitions ...............................................................  1

Letter from the Board
    1.   Introduction......................................................  3
    2.   Ongoing Connected Transactions....................................  3
    3.   Reason and Benefit of the Ongoing Connected Transactions..........  7
    4.   Disclosure requirement and waiver sought..........................  7
    5.   Approval by Independent Shareholders.............................. 10
    6.   EGM............................................................... 11
    7.   Recommendation.................................................... 11
    8.   Additional information............................................ 11

Letter from the Independent Board Committee ............................... 12

Letter from Cazenove Asia Limited ......................................... 13

Appendix - General Information ............................................ 22

Notice of Extraordinary General Meeting ................................... 25

------------------------------------------------------------------------------
                                  DEFINITIONS
------------------------------------------------------------------------------

      In this circular, the following expressions have the following meanings unless the context requires otherwise:

"associates"                     has the meaning ascribed to it in the Listing Rules

"Board"                          the board of Directors

"Cazenove"                       Cazenove Asia Limited, an investment adviser and dealer
                                 registered under the Securities Ordinance (Chapter 333
                                 of the Laws of Hong Kong)

"Chairman"                       the chairman of the Board

"Circular"                       the circular issued by the Company dated 9 December 2002
                                 in respect of the on-going connected transactions
                                 entered into between the Group and CNOOC Group

"CNOOC"                          [CHINESE CHARACTERS] (China National Offshore Oil
                                 Corporation), a state-owned enterprise incorporated
                                 under the laws of PRC on 12 February 1982, and the
                                 indirect controlling shareholder of the Company

"CNOOC BVI"                      CNOOC (BVI) Limited, a company incorporated on 6 August
                                 1999 in the British Virgin Islands with limited
                                 liability, a wholly-owned indirect subsidiary of CNOOC
                                 and the controlling shareholder of the Company

"CNOOC China"                    CNOOC China Limited, a wholly foreign-owned enterprise
                                 established on 15 September 1999 under the laws of the
                                 PRC, which is wholly-owned by the Company

"CNOOC Group"                    CNOOC and, following the Restructuring, its subsidiaries
                                 and affiliates, excluding the Group

"Company"                        CNOOC Limited, a company incorporated on 20 August 1999
                                 in Hong Kong under the Companies Ordinance with limited
                                 liability

"Director(s)"                    the director(s) of the Company

"EGM"                            an extraordinary general meeting of the Company to be
                                 held to approve the Ongoing Connected Transactions

"Existing Waiver"                the waiver granted by the Stock Exchange on 3 April 2001
                                 to the Company in respect of the Ongoing Connected
                                 Transactions between the Group and CNOOC Group, subject
                                 to the conditions set out in such waiver

"Group"                          the Company and its subsidiaries

"HK$"                            Hong Kong dollars, the lawful currency of Hong Kong

"Independent Shareholders"       Shareholders other than CNOOC BVI and its associates

"Independent board committee"    an independent committee of the Board of directors of
                                 the or "IBC" Company established on 2 December 2002 for
                                 the purpose of reviewing the Ongoing Connected
                                 Transactions, which comprises Mr So Chak Kwong and Mr
                                 Chiu Sung Hong, both of whom are independent
                                 non-executive directors of the Company

"IPO"                            the Initial Pubic Offering of the Company's shares in
                                 the year 2001

"Latest Practicable Date"        4 December 2002, being the latest practicable date
                                 before the printing of this circular for ascertaining
                                 certain information for the purpose of inclusion in this
                                 circular

"Listing Rules"                  the Rules Governing the Listing of Securities on the
                                 Stock Exchange

"New Waiver"                     the waiver submitted to the Stock Exchange by the
                                 Company applying for a waiver from strict compliance of
                                 the Listing Rules in respect of the Ongoing Connected
                                 Transactions




                                            1

------------------------------------------------------------------------------
                                  DEFINITIONS
------------------------------------------------------------------------------

"Ongoing Connected Transactions" the ongoing connected transactions which are and will continue to be entered into between the Group and the
                                 CNOOC Group comprising the connected transactions which
                                 were the subject of the Existing Waiver

"PRC"                            the People's Republic of China

"Prospectus"                     the prospectus dated 16 February 2001 issued by the
                                 Company relating to its IPO and the listing of its shares
                                 on the Stock Exchange

"Restructuring"                  the restructuring of CNOOC Group of companies now
                                 comprised within the Group and their respective
                                 businesses, effective 1 October 1999 and as detailed in
                                 the Prospectus

"Rmb"                            Renminbi, the lawful currency of the PRC

"S$"                             Singapore dollars, the lawful currency of Singapore

"SDI Ordinance"                  Securities (Disclosure of Interests) Ordinance (Chapter
                                 396 of the Laws of Hong Kong)

"Shareholder(s)"                 the holder(s) of the shares of the Company

"Stock Exchange"                 The Stock Exchange of Hong Kong Limited


      For the purpose of this circular, unless otherwise indicated, the exchange rates at HK$1.00 = Rmb1.06 have been used, where applicable, for purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

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                             LETTER FROM THE BOARD
-----------------------------------------------------------------------------


                                 CNOOC Limited
                             [CHINESE CHARACTERS]
               (Incorporated in Hong Kong with limited liability
                        under the Companies Ordinance)

Board of Directors:                                  Registered Office:
Wei Liucheng (Chairman)                              65/F, Bank of China Tower
Fu Chengyu                                           1 Garden Road
Jiang Longsheng                                      Hong Kong
Zhou Shouwei
Luo Han
So Chak Kwong*
Chiu Sung Hong*
Kenneth Courtis*
Dr. Erwin Schurtenberger*

*  Independent non-executive Director

                                                     9 December 2002

To the Shareholders

Dear Sir or Madam,

                        ONGOING CONNECTED TRANSACTIONS

1.    INTRODUCTION

      As you would no doubt be aware, the Company is an indirect subsidiary of CNOOC with CNOOC indirectly owning approximately 70.61% of the issued share capital of the Company. Accordingly, transactions between CNOOC Group and the Company constitute connected transactions for the Company for the purpose of Listing Rules.

      On 14 November 2000, the Company made an application for a waiver to the Stock Exchange from strict compliance with the relevant requirement of the Listing Rules in respect of the Ongoing Connected Transactions between CNOOC Group and the Company. Subsequently, the Stock Exchange, on 3 April 2001, granted the Existing Waiver to the Company subject to, inter alia, the conditions set out in the Prospectus. The Existing Waiver will expire on 31 December 2002 and the Company has applied to the Stock Exchange for the New Waiver. An announcement was made by the Company on 5 December 2002 in relation the convening of an extraordinary general meeting to be held on 23 December 2002 for the purpose of considering and, if thought fit, approving the Ongoing Connected Transactions.

      The Company is currently proposing to increase the annual limits of certain categories of Ongoing Connected Transactions in its New Waiver as compared with the annual limits in the Existing Waiver, further details of which are set out in the paragraphs headed "Disclosure Requirement and Waiver Sought" of this letter.

      The main purposes of this circular are (i) to provide you with detailed information relating to the Ongoing Connected Transactions; (ii) to set out the letter of advice from Cazenove Asia Limited to the IBC and recommendation and opinion of the IBC as advised by Cazenove Asia Limited in relation to the Ongoing Connected Transactions; and (iii) to seek your approval at the EGM of the ordinary resolution in relation to the Ongoing Connected Transactions.

2.    ONGOING CONNECTED TRANSACTIONS

      The following connected transaction agreements were entered into between the Group and the CNOOC Group at the time of the Company's IPO. The Directors expect that the Company will continuously enter into transactions with CNOOC Group as stated in these agreements, which will constitute Ongoing Connected
Transactions:

      o   Contracts with foreign petroleum companies;
      o   Trademark licence agreements;
      o   Lease agreement in respect of Nanshan terminal;
      o   Provision of materials, utilities and ancillary services;
      o   Technical services;
      o   Research and development services;
      o   Lease and property management services; and
      o   Sales of crude oil, condensate oil and liquefied petroleum gas.

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                             LETTER FROM THE BOARD
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Contracts with foreign petroleum companies

      Immediately prior to the Restructuring, CNOOC had 37 production sharing contracts and one geophysical survey agreement with various international oil and gas companies. As part of the Restructuring, and in preparation for the Company's IPO, CNOOC transferred to the Group all of its rights and obligations under these contracts and future contracts, except those rights and obligations relating to CNOOC's administrative functions. However, CNOOC remains and will remain a party to the production sharing contracts, as required by existing laws and regulations. Under PRC national law, the negotiation of a production sharing contract is a function that only a national company, such as CNOOC, can perform. This function cannot be transferred to the Company because the Company is a pure commercial entity. Following the Global Offering, the Group has continued to deal with CNOOC with respect to the performance of the rights and obligations retained by CNOOC under the production sharing contracts. The Company expects that it will continue to enter into such arrangements with the CNOOC in the future.

      New production sharing contracts are entered into between CNOOC and foreign partners primarily through bidding organised by CNOOC and, to a lesser extent, through direct negotiation.

Trademark licence agreements

      CNOOC and CNOOC's associate are the respective registered owners of two "CNOOC" trademarks. Under two non-exclusive licence agreements entered into on 9 September 1999 and which are due to expire on 8 September 2008, the Group has obtained the right to use the trademarks for a nominal consideration of Rmb1,000 for each of the trademarks. The registration of the trademarks will expire on 6 December 2008 and 20 April 2009, respectively. Each of CNOOC and CNOOC's associate has undertaken that so long as CNOOC is the controlling shareholder (as defined in the Listing Rules) of the Company, it will renew the registration of the trademarks to enable the Group to continue to use the trademarks without any additional payment.

Lease agreement in respect of Nanshan Terminal

      Under an agreement dated 9 September, 1999 among CNOOC, CNOOC's associate and the Group, CNOOC and its associate have granted the Group a right to use the land and buildings comprising the Nanshan Terminal, Yacheng 13-1 without any consideration payable to CNOOC or its associate for a term of 20 years. The property is occupied by the Group for natural gas processing purposes.

Provision of materials, utilities and ancillary services

      After the establishment of CNOOC, four PRC subsidiaries were formed to undertake the exploration and production of oil and natural gas businesses. In addition, their scope of business included the provision of various facilities and ancillary services, such as the supply of materials for offshore oil and gas production, medical and employee welfare services, major equipment maintenance and repair work and the supply of water, electricity and heat.

      After the Restructuring, these PRC subsidiaries of CNOOC no longer undertake the exploration and production of oil and natural gas businesses but continue to hold interests in various properties, including office buildings and warehouses, and to provide to CNOOC China, a wholly-owned subsidiary of the Company, facilities and ancillary services, some of which may not be available from independent third parties or available on comparable terms. Currently, these PRC subsidiaries of CNOOC only provide facilities and ancillary services to the Group. Following the expiry of existing supply agreements in September 2002, CNOOC China renewed such supply agreements with each of the four PRC subsidiaries of CNOOC for the supply of materials, utilities and ancillary services under the terms described below. Under these agreements, each of these four PRC subsidiaries provide to CNOOC China various materials, utilities and ancillary services, including:

      o materials for offshore oil and gas production (including cement, diesel oil, mud, fuels, barite and paint);
      o   oil and gas production labour services;
      o   warehousing and storage;
      o   road transportation services;
      o   telecommunication and network services;
      o   wharf services;
      o construction services, including the construction of roads, piers, buildings, plants and embankment;
      o major equipment maintenance and repair works; medical, child care and social welfare services; water, electricity and heat supply;
      o   security and fire services; technical training; accommodation;
      o   repair and maintenance of buildings; and o catering services.

      The materials, utilities and ancillary services will be provided at:

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                             LETTER FROM THE BOARD
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      (i)  state-prescribed prices; or

      (ii) where there is no state-prescribed price, market prices, including the local or national market prices; or

     (iii) when neither (i) nor (ii) is applicable, the cost to CNOOC's associates of providing the relevant materials, utilities and ancillary services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5%, before any applicable taxes.

      The prices, volumes and other terms for the supply of materials, utilities and ancillary services will be reviewed by the parties annually. If any of the terms are to be amended, the parties will enter into a supplemental agreement no later than 60 days prior to the end of the financial year preceding the financial year in which such amendments are to take effect. If the parties fail to reach an agreement by then, the existing terms of the supply agreement will continue to apply until the parties agree on the terms of the supplemental agreement. The Company undertakes to comply with the provisions of the Listing Rules for any supplemental agreements to be entered into subsequently.

      For the two years ended 31 December 2001 and the six months ended 30 June 2002 the historical costs of the materials, utilities and ancillary services provided to the Group were Rmb793 million, Rmb815 million and Rmb272 million, respectively, representing 3.27%, 3.91% and 2.56%, respectively, of the Group's total revenues.

Technical services

      Since the establishment of CNOOC, a number of specialised companies have been formed by CNOOC to provide sub-contracting services for CNOOC's offshore oil and gas production activities. These specialised companies have provided services to the operators of oil and gas fields under the production sharing contracts through an open bidding process.

      In connection with the Restructuring, CNOOC's associates transferred to the Group the existing technical services agreements with the specialised companies. In 2002, the specialised companies novated these agreements to China Oilfield Services Limited ("COSL"), a company listed on the main board of the Stock Exchange and a subsidiary of CNOOC, who has since assumed the rights and obligations of the specialised companies thereunder, except in relation to the provision of engineering and construction services. The Group may terminate any of these agreements by giving 30 days' written notice to COSL or the specialised companies, as the case may be. The Group will continue to use the technical and labour services provided by COSL and the specialised companies, including:

      o    offshore drilling;

      o    ship tugging, oil tanker transportation and security services;

      o well survey, well logging, well cementation and other related technical services;

      o collection of geophysical data, ocean geological prospecting, and data processing;

      o    platform fabrication service and maintenance; and

      o design, construction, installation and test of offshore and onshore production facilities.

      For the two years ended 31 December 2001 and the six months ended 30 June 2002, the charges for such technical services payable to COSL (or its predecessors, as the case may be) and the specialised companies, as the case may be, were approximately Rmb 2,038 million, Rmb 2,367 million and Rmb 918 million, respectively, representing 8.41%, 11.37% and 8.63%, respectively, of the Group's total revenue. These costs are based on arm's length negotiations with COSL on normal commercial terms or on terms that are no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services overall customer relationship and other market factors and, in the case of the specialised companies, are based on an open bidding process. The Company expects that the costs relating to any future contract with COSL or the specialised companies will be on a similar basis.

Research and development services

General research and development services

      Under the terms of an original general research and development services agreement dated 9 September 1999 with CNOOC's subsidiaries and China Offshore Oil Research Centre ("the Centre"), the Group pays the Centre for a term of three years from 9 September 1999, an annual amount of Rmb110 million, for the provision of the services, including:

      o    geophysical exploration services;
      o    seismic data processing;
      o    comprehensive exploration research services; and

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                             LETTER FROM THE BOARD
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      o    information technology services.

      The Group may terminate the agreement by giving three months' written notice to the Centre. The Centre undertakes that the number of working hours spent by its senior, middle rank and junior staff on services provided to the Group under the agreement will not be less than 187,000, 215,000 and 150,000 hours per year, respectively, which is in line with the number of working hours spent by such staff during the two years ended 31 December 1998. After the first year, the Group may request downward adjustments in light of the Group's requirements.

      Following the expiry of the original three years' term of the general research and development services agreement, the Group and the Centre entered into a supplemental agreement to renew the original general research and development services agreement on the same terms and conditions for an indefinite period.

Research and development services for particular projects

      The Group may also use the research and development services provided by the Centre for the provision of research and development services for particular projects through an open bidding process, for example in relation to the exploration and development of oilfields. For the two years ended 31 December 2001 and the six months ended 30 June 2002, the costs for research and development services for particular projects through an open bidding process, were approximately Rmb 52 million, Rmb 50 million and Rmb 46 million, respectively, representing approximately 0.21%, 0.24% and 0.43%, respectively, of the Group's total revenues. The agreements for provision of research and development services for particular projects are entered into on a project-by-project basis.

Lease and property management services

      CNOOC's associate and the Group have entered into an agreement and management agreements in respect of certain premises situated at CNOOC Plaza, No. 6 Dongzhimenwai Xiaojie, Beijing, the PRC as the head office of the Group in Beijing. The gross floor area of the premises is approximately 6,060 square metres. The monthly rent is Rmb 996,100 and the annual management fees are Rmb 2,004,270. Both the lease agreement and the management agreements are for a fixed term of four years commencing 1 January 2000.

      CNOOC's associate and the Group entered into an office lease agreement in respect of certain office premises at 2-37 He Kou Jie, Tanggu District, Tianjin, the PRC. The gross floor area of the premises is approximately 12,245 square metres. The monthly rent (including management fee but excluding water and electricity charges) is Rmb1,127,108. The lease agreement is for a fixed term of four years commencing 1 January 2000.

      CNOOC's associate and the Group entered into an office lease agreement in respect of office premises at Nantiao Road, Potou District, Zhanjiang, Guangdong Province, the PRC. The gross floor area of the premises is approximately 9,670 square metres. The monthly rent (including management fee but excluding water and electricity charges) is Rmb560,650. The lease agreement is for a fixed term of four years commencing 1 January 2000.

      CNOOC's associate and the Group entered into an office lease agreement in respect of office premises at 20th, 22nd and 23rd Floors, 583 Lingling Road, Shanghai, the PRC. The gross floor area of the premises is approximately 3,439 square metres. The monthly rent (including management fee but excluding water and electricity charges) is Rmb 392,046. The lease agreement is for a fixed term of four years commencing 1 January 2000.

      CNOOC's associate and the Group entered into two lease agreements in respect of certain premises situated at 1 Second Industrial Road, Shekou, Shenzhen, the PRC. The gross floor area of the premises is approximately 5,440 square metres. The monthly rent (including management fees but excluding water and electricity charges) is Rmb530,657. The lease agreements are for a fixed term of four years commencing 1 January 2000.

      The Group entered into lease agreements with CNOOC's associate in respect of the three residential premises at 60 Bayshore Road and 50 Bayshore Road, Singapore at an aggregate quarterly rental of S$4,000 (excluding an aggregate quarterly service fee of approximately S$2,311). The lease agreements expired on 30 September 2002 and the Group expects to renew the leases prior to the EGM on the same terms as previously agreed.

      The aggregate amount of the annual rentals under these lease agreements is approximately Rmb 43.3 million. The aggregate amount of management fees payable under the management agreements are Rmb 2,004,270 million. Sallmanns (Far East) Limited, an independent valuer, has confirmed that the payments due under each of the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fees, respectively.

      The Company has entered into further lease agreements with CNOOC Group since the IPO and will continue to enter into further leases from time to time on normal commercial terms, subject to the annual limits set out below. For the two years ended 31 December 2001 and the six months ended 30 June 2002, the aggregate rentals and management fees payable by the Group were approximately Rmb 49 million, Rmb 46 million and Rmb 27 million, respectively.

Sales of crude oil, condensate oil and liquefied petroleum gas

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                             LETTER FROM THE BOARD
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      The Group may sell crude oil, condensate oil and liquefied petroleum gas to associates of CNOOC which engage in the downstream petroleum business at international market prices on normal commercial terms. The prices for such sales are, and will be, no less favourable to the Group than the prices for sales to independent third party customers of the Group such as China
Petroleum & Chemical Corporation, PetroChina Company Limited and Castle Peak Power Company Limited. For the two years ended 31 December 2001 and the six months ended 30 June 2002, the total amounts the Group received from associates of CNOOC were Rmb 508 million, Rmb 1,814 million and Rmb 1,950 million, respectively, representing approximately 2.1%, 8.7% and 18.3% of the Group's total revenues for the respective periods.

3.    REASONS FOR AND BENEFIT OF THE ONGOING CONNECTED TRANSACTIONS

      Prior to the Restructuring of CNOOC and establishment of the Company, the members of CNOOC Group and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the Restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC Group will constitute Ongoing Connected Transactions for the Company under Listing Rules.

      The Ongoing Connected Transactions as referred to in the Circular are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Board considers it to be beneficial to the Company to continue to enter into the Ongoing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company's business.

4.    DISCLOSURE REQUIREMENT AND WAIVER SOUGHT

      Under the Listing Rules, the Ongoing Connected Transactions as stated in
Part 2 above would normally require full disclosure and/or prior Independent Shareholders' approval. However, as such transactions have been, and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors considered that it would not be practical to make disclosure or if necessary, obtain Shareholders' approval for each Ongoing Connected Transaction as it arises.

      In relation to the Ongoing Connected Transactions, the Company has applied to the Stock Exchange to grant a waiver for a period of three years up to 31 December 2005 from the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions as described above and matters arising out or in connection with such Ongoing Connected Transactions on the conditions that:

      i. in relation to the Ongoing Connected Transactions referred to in the paragraphs headed "Contracts with foreign petroleum companies", "Trademark licence agreements" and "Lease agreement in respect of Nanshan Terminal" the transactions, and the respective agreements (if any) governing such transactions, must be on terms that are fair and reasonable so far as the Company's shareholders are concerned and in relation to the Ongoing Connected Transactions referred to in the paragraphs headed "Provision of materials, utilities and ancillary services", "Technical services", "Research and development services", "Lease and property management services" and "Sales of crude oil, condensate oil and liquefied petroleum gas" the transactions, and the respective agreements (if any) governing such transactions must be:

           a. entered into by the Group in its ordinary and usual course of business;

           b. either on normal commercial terms or, where there is no available comparison, on terms no less favourable than those available to or from independent third parties; and

           c. on terms that are fair and reasonable so far as the Shareholders are concerned;

      ii. brief details of the Ongoing Connected Transactions in each year as required by Rule 14.25(1)(A) to (D) of the Listing Rules, i.e., the date or period of the transaction, the parties thereto and a description of their connected relationship, a brief description of the transaction and the purpose of the transaction, the total consideration and the terms, and the nature and the extent of the interest of the connected person in the transaction, shall be disclosed in the Company's annual report and account for the relevant year;

      iii. the Company's independent non-executive directors shall review annually the transactions and confirm, in the Company's annual report and accounts for the year in question, that such transactions have been conducted in the manner stated in (i) above and, where applicable, within the limit stated in (v) below;

      iv. the Company's auditors shall carry out review procedures annually in relation to the Ongoing Connected Transactions and shall confirm in writing whether the transactions:

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                             LETTER FROM THE BOARD
-----------------------------------------------------------------------------


           a.    received the approval of the Directors;

           b. have been entered into in accordance with the pricing policies as stated in the Company's financial statements; and

           c. have been entered into in accordance with the terms of the agreement governing the transactions or, where there is no agreement, on terms that are not less favourable than terms available to or from independent third parties.

           For the purpose of the above review by the Company's auditors, CNOOC has undertaken to the Company that it will provide the auditors with access to its relevant accounting records;

      v. the aggregate annual volume of transactions shall not exceed the proposed annual limits set out in the following table:

                            Annual limited    Proposed annual
                            in the Existing   limit in the New   Basis of determination of
      The transactions      Waiver            Waiver             the new cap amounts
      Materials,            10% of the        10% of the         During the Relevant
      utilities and         audited           audited            Period, the maximum amount
      ancillary services    consolidated      consolidated       in this category was
      supply agreements     total revenues    total revenues     3.91%. Based on this track
                            of the Company    of the Company     record and the projection
                            in the            in the immediate   of future needs of such
                            immediate         preceding          services and prices and
                            preceding         financial year     availability of
                            financial year                       alternative providers of
                                                                 such services, the
                                                                 Directors believe that the
                                                                 new cap amount for the
                                                                 three financial years
                                                                 ending on 31 December 2005
                                                                 should remain at 10% of
                                                                 the audited consolidated
                                                                 total revenues of the
                                                                 Company in the immediate
                                                                 preceding financial year.
                                                                 The Directors believe that
                                                                 the existing limit
                                                                 provides sufficient
                                                                 flexibility to the Group.

      Technical Services    In respect of     In respect of      During the Relevant
                            the three         the three          Period, the maximum amount
                            financial years   financial years    in this category was Rmb
                            ending 31         ending 31          2,367 million. Based on
                            December 2002,    December 2005,     the continued expansion of
                            Rmb 2,200         Rmb 5,853          existing oilfields and the
                            million, Rmb      million, Rmb       development of two new
                            3,800 million     7,338 million      oilfields in Bohai Bay
                            and Rmb 5,300     and Rmb 4,880      which the Directors expect
                            million,          million,           to be completed by the end
                            respectively      respectively       of year 2004, the
                                                                 Directors' believe that
                                                                 the new cap amount for
                                                                 such services should be
                                                                 set at Rmb 5,853 million,
                                                                 Rmb 7,338 million and Rmb
                                                                 4,880 million for the
                                                                 three financial years
                                                                 ending on 31 December
                                                                 2005. The increase in the
                                                                 cap amounts for such
                                                                 services also reflect the
                                                                 fact that the Company is
                                                                 increasingly involved in
                                                                 the operation of
                                                                 oilfields, which in turn
                                                                 involves the provision of
                                                                 a higher amount of
                                                                 technical services. The
                                                                 Directors are of the view
                                                                 that the new cap amounts
                                                                 provide sufficient
                                                                 increment for the Group to
                                                                 capture the Group's future
                                                                 anticipated expansion plan.



                                      8

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                             LETTER FROM THE BOARD
-----------------------------------------------------------------------------


                            Annual limited    Proposed annual
                            in the Existing   limit in the New   Basis of determination of
      The transactions      Waiver            Waiver             the new cap amounts

      Research and          In respect of     In respect of      During the Relevant
      development           the three         the three          Period, the maximum amount
      services for          financial years   financial years    in this category was Rmb
      particular projects   ending 31         ending 31          52 million. Based on this
                            December 2002,    December 2005,     track record and the
                            Rmb 140           Rmb 141 million,   Company's projection of
                            million, Rmb      Rmb 148 million    future needs for such
                            150 million and   and Rmb 153        services, the Directors
                            Rmb 160           million,           believe the new cap
                            million,          respectively       amounts for each of the
                            respectively                         three financial years
                                                                 ending 31 December 2005
                                                                 should be marginally
                                                                 revised downward to Rmb
                                                                 141 million, Rmb 148
                                                                 million and Rmb 153
                                                                 million respectively, to
                                                                 take into account the
                                                                 possible inclusion of the
                                                                 research and development
                                                                 service within the
                                                                 Company. The Directors
                                                                 believe such new cap
                                                                 amounts provide sufficient
                                                                 flexibility to the Group

      Sales of crude oil,   In respect of     In respect of      During the Relevant
      condensate oil and    the three         the three          Period, the maximum amount
      liquefied petroleum   financial years   financial years    in this category was Rmb
      gas                   ending 31         ending 31          1,950 million
                            December 2002,    December 2005,     (representing 18% of the
                            4%, 25% and       42%, 56% and       audited consolidated
                            38%,              82%,               revenues of the Company
                            respectively,     respectively, of   for the six months ended
                            of the audited    the audited        30 June 2002) and the
                            consolidated      consolidated       amount has been increasing
                            total revenues    total revenues     substantially during the
                            of the Company    of the Company     Relevant Period. Based on
                            in the            in the immediate   this track record and the
                            immediate         financial year     ongoing development of
                            financial year                       existing oilfields and the
                                                                 development of two new
                                                                 oilfields in Bohai Bay
                                                                 which the Directors expect
                                                                 to be completed by the end
                                                                 of year 2004, the
                                                                 Directors believe the new
                                                                 cap amounts for the three
                                                                 financial years ending on
                                                                 31 December 2005 should
                                                                 not exceed 42%, 56% and
                                                                 82%, respectively, of the
                                                                 audited consolidated total
                                                                 revenues of the Company,
                                                                 respectively. The
                                                                 increases in such cap
                                                                 amounts also reflect the
                                                                 fact that the crude oil
                                                                 from new oilfields, which
                                                                 is made up of a higher
                                                                 proportion of heavy crude
                                                                 oil, needs to undergo
                                                                 refining processes which
                                                                 are carried out primarily
                                                                 by CNOOC Group. The
                                                                 increases in such cap
                                                                 amounts also reflect the
                                                                 fact that the Company may
                                                                 be able to sell its
                                                                 products at higher prices
                                                                 to CNOOC Group due to
                                                                 lower transportation
                                                                 costs. The terms of such
                                                                 sales to CNOOC Group are,
                                                                 and will be, no less
                                                                 favourable to the Group
                                                                 than sales to independent
                                                                 third parties. The cap
                                                                 amounts are based on the
                                                                 Company's own projections
                                                                 of revenues and are
                                                                 intended to provide the
                                                                 Company with a certain
                                                                 level of flexibility. The
                                                                 Company will continue to
                                                                 deal with other


                                      9

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                             LETTER FROM THE BOARD
-----------------------------------------------------------------------------

                            Annual limited    Proposed annual
                            in the Existing   limit in the New   Basis of determination of
      The transactions      Waiver            Waiver             the new cap amounts

                                                                 customers in the normal course
                                                                 of business. The Directors
                                                                 believe such new cap
                                                                 amounts provide sufficient
                                                                 flexibility to the Group.

      General research      Rmb 110 million   Rmb 110 million    During the Relevant
      and development                                            Period, the maximum amount
      services agreement                                         in this category was Rmb
                                                                 110 million. Based on this
                                                                 track record and the
                                                                 Company's projection of
                                                                 future needs for such
                                                                 services, the Directors
                                                                 believe that the new cap
                                                                 amount for the three
                                                                 financial years ending 31
                                                                 December 2005 should be
                                                                 maintained at Rmb 110
                                                                 million. The Directors
                                                                 believe maintaining the
                                                                 existing cap amount
                                                                 provides sufficient
                                                                 flexibility to the Group.

      Lease and             Rmb 55 million    Rmb 78 million     During the Relevant
      management services                                        Period, the maximum amount
                                                                 in this category was Rmb
                                                                 49 million. Based on the
                                                                 Company's projection of
                                                                 future expansion of its
                                                                 business and availability
                                                                 of alternative providers,
                                                                 the Directors believe that
                                                                 the new cap amounts for
                                                                 each of the three years
                                                                 ending 31 December 2005
                                                                 should increase to Rmb 78
                                                                 million. The Directors
                                                                 believe such a new cap
                                                                 amount provides sufficient
                                                                 flexibility to the Group.

      The proposed increase in the annual limits for the transactions is primarily a result of the continued expansion in the scope and operations of the Group, including the ongoing development of existing oilfields and the development of two new oilfields in Bohai Bay Provision has been made in the proposed annual limits for the transactions to take into consideration increases in the amounts of such transactions due to the development and operation of, and sales of crude oil from, the two new oilfields in Bohai Bay; and

      vi. the Company will undertake that if any of the terms of the agreements or arrangements referred to above are altered or if the Group enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future or if the limits stated in (v) above are exceeded, the Company will comply with the provisions of Chapter 14 of the Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

5.    APPROVAL BY INDEPENDENT SHAREHOLDERS

      As CNOOC indirectly owns an aggregate of approximately 70.61% of the issued share capital of the Company, transactions between CNOOC Group and the Company constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

      In view of the interests of CNOOC held indirectly through CNOOC BVI, CNOOC BVI and its associates will abstain from voting in relation to the resolutions approving the Ongoing Connected Transactions. An Independent Board Committee of the Company has been appointed to advise the Independent Shareholders on whether or not the terms of the Ongoing Connected Transactions are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An Independent Financial Adviser, Cazenove Asia Limited, has been appointed to advise the Independent Board Committee of the Company regarding the terms of the Ongoing Connected Transactions. A letter from Cazenove Asia Limited containing its advice to the IBC is set out on pages 21 to 34 of this Circular.

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                             LETTER FROM THE BOARD
-----------------------------------------------------------------------------

6.    EGM

      The Notice convening the EGM to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 23 December 2002 at 11 am was published and despatched to Shareholders of the Company on 5 December 2002. A form of proxy for use at the EGM was also enclosed. The EGM will be held for the purpose of considering and, if thought fit, approving the Ongoing Connected Transactions.

      A form of proxy for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered office of the Company at 65/F, 1 Garden Road, Hong Kong as soon as possible but in any event no later than 48 hours before the time appointed for the holding of EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you wish.

      As at the Latest Practicable Date, CNOOC BVI, which is a wholly-owned indirect subsidiary of CNOOC, owned approximately 70.61% of the issued capital of the Company, and will abstain from voting, along with its associates, in respect of the ordinary resolutions to approve the Ongoing Connected Transactions at the EGM because of its interest in these transactions.

7.    RECOMMENDATION

      Your attention is drawn to (i) the letter from the IBC set out on pages 19 to 20 of this circular which contains the recommendation of the IBC to the Independent Shareholders concerning the Ongoing Connected Transactions; and
(ii) the letter from Cazenove Asia Limited set out from pages 21 to 34 of this circular which contains its recommendations to the IBC on the Ongoing Connected Transactions and the principal factors and reasons considered by Cazenove Asia Limited in arriving at its recommendations.

      The IBC, having taken into account the advice of Cazenove Asia Limited, considers that the terms of the Ongoing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and that the Ongoing Connected Transactions are in the interests of the Company and the Shareholders as a whole. Accordingly, it unanimously recommends that the Independent Shareholders vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Ongoing Connected Transactions.

8.    ADDITIONAL INFORMATION

      Your attention is also drawn to the additional information set out in the Appendix and the notice of the EGM set out in this circular.

                                                   Yours faithfully,
                                                 By order of the Board
                                                     CNOOC Limited
                                                      Wei Liucheng
                                                       Chairman

------------------------------------------------------------------------------
                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE
------------------------------------------------------------------------------




                                 CNOOC Limited
                             [CHINESE CHARACTERS]
               (Incorporated in Hong Kong with limited liability
                        under the Companies Ordinance)


      Independent Board Committee                         9 December 2002

      So Chak Kwong
      Chiu Sung Hong


To the Independent Shareholders

Dear Sir or Madam,

                         RENEWAL OF WAIVER FOR ONGOING
                            CONNECTED TRANSACTIONS

      We refer to the Circular dated 9 December 2002 of the Company of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context requires otherwise.

      As CNOOC indirectly own an aggregate of approximately 70.61% of the issued share capital of the Company, transactions between the Group and CNOOC Group constitute connected transactions for the Company and the Group under the Listing Rules and are subject to approval from the Independent Shareholders.

      In view of the interest of Independent Shareholders, we have been appointed by the Board to constitute the IBC to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the Ongoing Connected Transactions entered into, or to be entered into, between the Group and CNOOC Group, details of which are set out in the Letter from the Board in the Circular to the Shareholders. Cazenove Asia Limited has been retained as the independent financial adviser to advise the IBC in this respect. We wish to draw your attention to the letter from Cazenove Asia Limited as set out on pages 21 to 34 of this Circular.

      Having taken into account the information set out in the letter from the Board, and the principal factors, reasons and recommendations set out in the letter from Cazenove Asia Limited, we consider the terms of the Ongoing Connected Transactions to be fair and reasonable from a financial point of view insofar as the Independent Shareholders are concerned and believe that the Ongoing Connected Transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders should vote in favour of the resolutions to be proposed at the EGM to approve the Ongoing Connected Transactions.

                              Yours faithfully,
                 So Chak Kwong                    Chiu Sung Hong
       independent non-executive director    independent non-executive director
                          Independent Board Committee

------------------------------------------------------------------------------
                       LETTER FROM CAZENOVE ASIA LIMITED
------------------------------------------------------------------------------

      The following is the full text of the letter from Cazenove setting out its advice to the independent board committee of CNOOC Limited in relation to the Ongoing Connected Transactions



                                    [Logo]
                             Cazenove Asia Limited
        5001 One Exchange Square, 8 Connaught Place, Central, Hong Kong

                                                           9 December 2002


The Independent Board Committee
CNOOC Limited
65/F, Bank of China Tower
1 Garden Road
Hong Kong

Dear Sir and Madam,

                        ONGOING CONNECTED TRANSACTIONS

      We refer to our engagement as an independent financial adviser to advise the Independent Board Committee (the "IBC") with respect to whether the terms of the Ongoing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned, details of the Ongoing Connected Transactions are contained in the letter from the Board (the "Letter from the Board") in the circular dated 9 December 2002 (the "Circular") issued to the Shareholders of the Company. This letter has been prepared for inclusion in the Circular and the terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

      In formulating our opinion with regard to the Ongoing Connected Transactions, we have relied on the information supplied, representations made and opinions expressed by the Company, its Directors, advisers, representatives and Sallmanns (Far East) Limited ("Sallmanns"), an independent valuer, for which they are solely responsible. We have assumed that all such information and representations and those contained or referred to in the Circular were true, accurate and complete at the time they were made and continue to be so at the date of this letter. We have also assumed that all statements of belief, opinion and intention of the Directors and the Company's advisers as set out in the Circular were reasonably made after due and careful enquiry. We have been advised by the Company and its advisers that there were no material facts the omission of which would make any statement or opinion contained in the Circular, including this letter, misleading.

      We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view regarding the Ongoing Connected Transactions and to justify reliance on the accuracy of the information provided to us and those contained in the Circular so as to provide a reasonable basis for our advice. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors, advisers and representatives. We have not, however, carried out any independent verification of the information provided to us by the Company, its Directors, advisers and representatives, nor have we conducted any independent in-depth investigation into the business and affairs or future prospects of the Group. Accordingly, we do not warrant the accuracy or completeness of any such information.

      This letter is for the information of the IBC solely in connection with their consideration of the Ongoing Connected Transactions and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent. In particular, this letter does not constitute a recommendation to any Shareholder as to how such Shareholder should vote on the Ongoing Connected Transactions.

      Cazenove is a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong). Cazenove and its affiliates, whose ordinary businesses involve the trading of and dealing in securities, may involve in the trading of, dealing in, and holding of the securities of the Company for client accounts.

ONGOING CONNECTED TRANSACTIONS

      Pursuant to an announcement dated 5 December 2002, the Directors announced that the Company has applied to the Stock Exchange for a New Waiver in respect of the Ongoing Connected Transactions for a period of three financial years ending 31 December 2005. CNOOC indirectly owns an aggregate of approximately 70.61% of the issued share capital of the Company, and transactions between the CNOOC Group and the Group constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

------------------------------------------------------------------------------
                       LETTER FROM CAZENOVE ASIA LIMITED
------------------------------------------------------------------------------

PRINCIPAL FACTORS CONSIDERED

      In considering whether or not the terms of the Ongoing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned, we have taken into consideration, inter alia, the following principal factors:-

1.    Background of the Existing Waiver

      Prior to the Restructuring of CNOOC and establishment of the Company, the members of the CNOOC Group and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the Restructuring and following the listing of the Company's shares on the Stock Exchange, a number of transactions which had been entered into and which were to be entered into between the Group and the CNOOC Group constituted connected transactions for the Company under the Listing Rules.

      Under the Listing Rules, the Ongoing Connected Transactions would normally require full disclosure and/or prior Independent Shareholders' approval. At the time of the IPO, the Directors considered that it would not be practical to make disclosure or if necessary, obtain Shareholders' approval for each transaction as it arises as such transactions would be conducted in the ordinary and usual course of business and occur on a regular basis on normal commercial terms that were considered fair and reasonable so far as the Shareholders were concerned. Therefore, on 14 November 2000, the Company made an application for a waiver to the Stock Exchange from strict compliance with the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions between the CNOOC Group and the Group. Subsequently, the Stock Exchange, on 3 April 2001, granted the Existing Waiver to the Company subject to, inter alia, the conditions set out in the Prospectus. The Existing Waiver will expire on 31 December 2002 and the Company has applied to the Stock Exchange for the New Waiver.

2.    Nature and principal terms of the Ongoing Connected Transactions

      The following connected transaction agreements were entered into between the Group and the CNOOC Group at the time of the Company's IPO in relation to which the Company has applied to the Stock Exchange for the New Waiver. The Directors expect that the Company will continue to enter into transactions with the CNOOC Group as stated in these agreements, which will constitute Ongoing Connected Transactions:-

      2.1  Contracts with foreign petroleum companies

           As part of the Restructuring, and in preparation for the Company's IPO, CNOOC transferred to the Group all of its rights and obligations under the existing 37 production sharing contracts and one geophysical survey agreement and future contracts, except those rights and obligations relating to CNOOC's administrative functions. However, CNOOC remains and will remain a party to the production sharing contracts, as required by existing laws and regulations in the PRC. Under the PRC law, the negotiation of a production sharing contract is a function that only a national company, such as CNOOC, can perform. This function cannot be transferred to the Company because the Company is a pure commercial entity. The Company expects that in the normal course of its business activities, it will continue to enter into such arrangements with the CNOOC Group in the future. New production sharing contracts are entered into between CNOOC and foreign partners primarily through bidding organised by CNOOC and, to a lesser extent, through direct negotiation.

           We have reviewed all the above contracts and the above agreement and note that no management fee and/or other costs will be charged by the CNOOC Group to the Group. Therefore, we agree with the Directors that the terms of these contracts and agreement are fair and reasonable so far as the Independent Shareholders are concerned.

      2.2  Trademark licence agreements

           CNOOC and CNOOC's associate are the respective registered owners of two "CNOOC" trademarks. Under two non-exclusive licence agreements entered into on 9 September 1999 and which are due to expire on 8 September 2008, the Group has obtained the right to use the trademarks for a nominal consideration of Rmb1,000 for each of the trademarks. The registration of the trademarks will expire on 6 December 2008 and 20 April 2009, respectively. Each of CNOOC and CNOOC's associate has undertaken that so long as CNOOC is the controlling shareholder (as defined in the Listing Rules) of the Company, it will renew the registration of the trademarks to enable the Group to continue to use the trademarks without any additional payment.

           Since no additional payment is required to be paid to CNOOC Group in relation to the above trademark licence agreements for the three financial years ending 31 December 2005 and the Board considers it to be beneficial to the Company to continue to enter into the trademark licence agreements, we are of the view that the terms of the trademark licence agreements are fair and reasonable so far as the Independent Shareholders are concerned.

------------------------------------------------------------------------------
                       LETTER FROM CAZENOVE ASIA LIMITED
------------------------------------------------------------------------------

      2.3  Lease agreement in respect of Nanshan terminal

           Under an agreement dated 9 September 1999 among CNOOC, CNOOC's associate and the Group, CNOOC and its associate have granted the Group a right to use the land and buildings comprising the Nanshan Terminal, Yacheng 13-1 without any consideration payable to CNOOC or its associate for a term of 20 years. The property is occupied by the Group for natural gas processing purposes.

           Since no additional payment is required to be paid to CNOOC Group in relation to the above licence agreement in respect of Nanshan terminal for the three financial years ending 31 December 2005 and the Board considers it to be beneficial to the Company to continue to enter into such lease agreement, we are of the view that the terms of the licence agreement in respect of Nanshan terminal are fair and reasonable so far as the Independent Shareholders are concerned.

      2.4  Provision of materials, utilities and ancillary services

           Following the expiry of existing supply agreements in September 2002, CNOOC China, a wholly-owned subsidiary of the Company, renewed such supply agreements with four PRC subsidiaries of CNOOC for the supply to CNOOC China of materials, utilities and ancillary services, some of which may not be available from independent third parties or available on comparable terms. Details of the above connected transactions can be found in the Letter from the Board.

           According to the agreements, these materials, utilities and ancillary services will be provided at:

           (i)   state-prescribed prices; or

           (ii) where there is no state-prescribed price, market prices, including the local or national market prices; or

           (iii) when neither (i) nor (ii) is applicable, the cost to CNOOC's associates of providing the relevant materials, utilities and ancillary services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5%, before any applicable taxes.

           The prices, volumes and other terms for the supply of materials, utilities and ancillary services will be reviewed by the parties annually. If any of the terms are to be amended, the parties will enter into a supplemental agreement no later than 60 days prior to the end of the financial year preceding the financial year in which such amendments are to take effect. If the parties fail to reach an agreement by then, the existing terms of the supply agreement will continue to apply until the parties agree on the terms of the supplemental agreement. The Company undertakes to comply with the provisions of the Listing Rules for any supplemental agreements to be entered into subsequently.

           We have reviewed the supply agreements. Based on the above pricing structures as stated in the supply agreements, the priority is set under
      (i) to (iii) such that the price mechanism in (ii) and (iii) would only apply where the preceding price mechanism(s) are inapplicable. As (i) and (ii) are based on the state-prescribed prices and market prices, including the local or national market prices, respectively, we agree with the Directors that such basis is fair and reasonable as far as the Independent Shareholders are concerned.

           In relation to (iii) above, when neither of the pricing mechanisms referred to in (i) or (ii) is applicable, then the supply agreements provide that prices will be based on the cost to CNOOC's associates of providing the relevant materials, utilities and ancillary services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5%, before any applicable taxes. According to the Company, the margin of not more than 5% set out in the supply agreements is charged to cover the administrative expenses incurred by the CNOOC Group during the course of providing the relevant materials, utilities and ancillary services to the Company, and on that basis, we concur with the Directors' view that such pricing basis is fair and reasonable as far as the Independent Shareholders are concerned.

           Based on the above, we agree with the Directors' views that the terms of these transactions are fair and reasonable as far as the Independent Shareholders are concerned.

      2.5  Technical services

           In connection with the Restructuring, CNOOC's associates transferred to the Group the existing technical services agreements with the specialised companies. These specialised companies provided services to the operators of oil and gas fields under production sharing contracts through an open bidding process. In 2002, the specialised companies novated these agreements to China Oilfield Services Limited ("COSL"), a company listed on the main board of the Stock Exchange and a subsidiary of CNOOC, who has since assumed the rights and obligations of the specialised companies thereunder, except in relation to the provision of engineering and construction services. The Group will continue to use the technical and labour services provided by COSL and the specialised companies.

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                       LETTER FROM CAZENOVE ASIA LIMITED
------------------------------------------------------------------------------

      Details of these transactions can be found in the Letter from the Board. The Group may terminate any of these agreements by giving 30 days' written notice to COSL or the specialised companies, as the case may be.

           At the time of COSL's listing, COSL made an application for a waiver to the Stock Exchange from strict compliance with the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions under this sub-section between COSL and the Company. Subsequently, the Stock Exchange granted a waiver to COSL subject to, inter alia, the conditions set out in the prospectus of COSL dated 11 November 2002. The waiver granted to COSL will expire on 31 December 2004.

           The prices COSL charged to the Company are based on arm's length negotiations with COSL on normal commercial terms no less favourable than those available to independent third parties, under prevailing local market conditions and reflect considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors and, in the case of the specialised companies, are based on an open bidding process. The Company expects that the costs relating to any future contract with COSL or the specialised companies will be on a similar basis.

           We have reviewed the technical services agreement. The terms of the technical services agreement provide that the prices COSL charges to the Company are to be based on arm's length negotiations with COSL on normal commercial terms no less favourable than those available to independent third parties and, in the case of the specialised companies, are to be based on an open bidding process. Based on the above, we concur with the Directors' views that the terms of the technical services agreement are fair and reasonable as far as the Independent Shareholders are concerned.

      2.6  Research and development services

      General research and development services

           Under the terms of an original general research and development services agreement dated 9 September 1999 with CNOOC's subsidiaries and China Offshore Oil Research Centre (the "Centre"), the Centre undertakes that a minimum number of hours per annum to be spent by its senior, middle rank and junior staff on services provided to the Group, which will not be less than 187,000, 215,000 and 150,000 hours per year, respectively, which is in line with the number of working hours spent by such staff during the two years ended 31 December 1998. The Group may request downward adjustments in light of the Group's requirements.

           Following the expiry of the original three years' term of the general research and development services agreement, the Group and the Centre entered into a supplemental agreement to renew the original general research and development services agreement on the same terms and conditions for an indefinite period.

           We have reviewed the captioned agreements. According to the Company, the above pricing structure set out in the general research and development agreement (as renewed) is determined based on the cost to the Centre of providing the general research and development services to the Group. On that basis, we concur with the Directors' views that the terms of the supplemental agreement to the general research and development services agreement are fair and reasonable as far as the Independent Shareholders are concerned.

      Research and development services for particular projects

           The Group may also use the research and development services provided by the Centre for the provision of research and development services for particular projects through an open bidding process. The agreements for provision of research and development services for particular projects are entered into on a project-by-project basis.

           As the Company adopts an open bidding process for its particular research and development projects, therefore we agree with the Directors that the terms of such agreements are fair and reasonable as far as the Independent Shareholders are concerned.

      2.7  Lease and property management services

           The Group has entered into a number of separate lease and property management agreements with CNOOC's associates. For details of each of these agreements, please refer to the Letter from the Board. Sallmanns, an independent valuer, has confirmed that the payments due under each of the lease agreements and management agreement reflects the fair and reasonable commercial market rent and/or management fee. According to the management of the Company, the Company has entered into further lease agreements since the IPO and will continue to enter into further leases from time to time on normal commercial terms, subject to the annual limits set out below.

           We have discussed with Sallmanns the basis which they adopted and workings to support their confirmation and concur with the Directors' views that the terms of the lease agreements and property management agreement are fair and reasonable as far as the Independent Shareholders are concerned.

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                       LETTER FROM CAZENOVE ASIA LIMITED
------------------------------------------------------------------------------


      2.8  Sales of crude oil, condensate oil and liquefied petroleum gas

           The Group may sell crude oil, condensate oil and liquefied petroleum gas to associates of CNOOC, which are engaged in the downstream petroleum business, at international market prices on normal commercial terms. The Company has confirmed that the prices for such sales are, and will be, no less favourable to the Group than the prices for sales to independent third party customers of the Group such as China Petroleum & Chemical Corporation, PetroChina Company Limited and Castle Peak Power Company Limited.

           We have reviewed the supply agreements. As the prices are to be determined at international market prices under those supply agreements and the Company has confirmed that the prices are, and will be, no less favourable to the Group than the prices for sales to independent third party customers of the Group, we concur with the Directors' views that the terms of these transactions are fair and reasonable as far as the Independent Shareholders are concerned.

3.    Reasons for the Ongoing Connected Transactions

      As stated in the Letter from the Board, the Ongoing Connected Transactions will be conducted in the ordinary and usual course of business of the Company. The Directors have confirmed that these transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. The Board also considers it to be beneficial to the Company to continue to enter into the Ongoing Connected Transactions with CNOOC Group as these transactions have facilitated and the Board considers will continue to facilitate the operation and growth of the Company's business.

4.    Implementation of the Ongoing Connected Transactions under the Existing
      Waiver

      Set out below are details of the actual amount of each of the Ongoing Connected Transactions referred to under sub-sections 2.4 to 2.8 above for the two financial years ended 31 December 2001 and the six months ended 30 June 2002 (the "Relevant Period") as compared with the annual limits set out in the Existing Waiver.

                                                               For the 6
                           For the 12 months ended 31             months
                                    December               ended 30 June
                                                                    2002
                              2000            2001             2002
                            Rmb million      Rmb million     Rmb million
Category of the               (% of the        (% of the       (% of the
Ongoing Connected         Group's total    Group's total   Group's total  Annual limits in
Transactions                   revenue)         revenue)        revenue)  Existing Waiver
*  Materials,                       793              815             272  10% of the audited
   utilities and                (3.27%)          (3.91%)         (2.56%)  consolidated total
   ancillary services                                                     revenues of the
   supply agreements                                                      Company in the
                                                                          immediate
                                                                          preceding
                                                                          financial year

*  Technical services             2,038            2,367             918  2000: Rmb 2,200 million
                                (8.41%)         (11.37%)         (8.63%)  2001: Rmb 3,800 million
                                                                          2002: Rmb 5,300 million

*  Research and                      52               50              46  2000: Rmb 140 million
   development                  (0.21%)          (0.24%)         (0.43%)  2001: Rmb 150 million
   services for                                                           2002: Rmb 160 million
   particular services

*  General research                 110              110              44  2000: Rmb 110 million
   and development              (0.45%)          (0.53%)         (0.41%)  2001: Rmb 110 million
   services agreement                                                     2002: Rmb 110 million

   Total research and               162              160              90
   development services         (0.66%)          (0.77%)         (0.84%)

*  Lease and property                49               46              27  2000: Rmb 55 million
   management services          (0.20%)          (0.22%)         (0.25%)  2001: Rmb 55 million
                                                                          2002: Rmb 55 million

*  Sales of crude oil,              508            1,814           1,950  2000: 4%
   condensate oil and            (2.1%)           (8.7%)         (18.3%)  2001: 25%
   liquefied petroleum                                                    2002: 38%
   gas



                                      17
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                       LETTER FROM CAZENOVE ASIA LIMITED
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                                                                          of the audited
                                                                          consolidated total
                                                                          revenues of the
                                                                          Company in the
                                                                          immediate
                                                                          financial year


5.    Application for the New Waiver

      Set out below is a summary of the existing and proposed cap amounts for each of the Ongoing Connected Transactions for each of the three financial years ending on 31 December 2005 as well as the basis of determination of the aggregate annual volume of the transactions:-

      Category of the     Annual limit in   Proposed annual   Basis of determination of the
      Ongoing Connected   the Existing      limit in the      new cap amounts
      Transactions        Waiver            New Waiver
      *  Materials,       10% of the        unchanged         During the Relevant Period,
         utilities and    audited                             the maximum amount in this
         ancillary        consolidated                        category was 3.91%. Based on
         services         total revenues                      this track record and the
         supply           of the Company                      projection of future needs of
         agreements       in the                              such services and prices and
                          immediate                           availability of alternative
                          preceding                           providers of such services,
                          financial year                      the Directors believe that
                                                              the new cap amount for the
                                                              coming three years ending on
                                                              31 December 2005 should
                                                              remain at 10% of the audited
                                                              consolidated total revenues
                                                              of the Company in the
                                                              immediate preceding financial
                                                              year. The Directors believe
                                                              that the existing limit
                                                              provides sufficient
                                                              flexibility to the Group.

      *  Technical        In respect of     In respect of     During the Relevant Period,
         Services         the three         the three         the maximum amount in this
                          financial years   financial years   category was Rmb 2,367
                          ending 31         ending 31         million.  Based on the
                          December 2002,    December 2005,    continued expansion of
                          Rmb 2,200         Rmb 5,853         existing oilfields and the
                          million, Rmb      million, Rmb      development of two newly
                          3,800 million     7,338 million     discovered oilfields in Bohai
                          and Rmb 5,300     and Rmb 4,880     Bay which the Directors
                          million,          million,          expect to be completed by the
                          respectively      respectively      end of year 2004, the
                                                              Directors believe that the
                                                              new cap amount for such
                                                              services should be set at Rmb
                                                              5,853 million, Rmb 7,338
                                                              million and Rmb 4,880 million
                                                              for the three financial years
                                                              ending on 31 December 2005.
                                                              The increase in the cap
                                                              amounts for such services
                                                              also reflect the fact that
                                                              the Company is increasingly
                                                              involved in the operation of
                                                              oilfields which in turn
                                                              involves the provision of a
                                                              higher amount of technical
                                                              services.  The Directors are
                                                              of the view that the new cap
                                                              amounts provide sufficient
                                                              increment for the Group to
                                                              capture the Group's future
                                                              anticipated expansion plan.

      *  Research and     In respect of     In respect of     During the Relevant Period,
         development      the three         the three         the maximum amount in this
         services for     financial years   financial years   category was Rmb 52 million.
         particular       ending 31         ending 31         Based on this track record
         projects         December 2002,    December 2005,    and the Company's projection
                          Rmb 140           Rmb 141           of future needs for such
                          million, Rmb      million, Rmb      services, the Directors
                          150 million and   148 million and   believe the new cap amounts
                          Rmb 160           Rmb 153           for each of the three
                          million,          million,          financial years ending 31
                          respectively      respectively      December 2005 should be
                                                              marginally revised downward
                                                              to Rmb




                                      18
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                       LETTER FROM CAZENOVE ASIA LIMITED
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                                                              141 million, Rmb 148
                                                              million and Rmb 153 million
                                                              respectively, to take into
                                                              account the possible
                                                              inclusion of the research and
                                                              development service within
                                                              the Company. The Directors
                                                              believe such new cap amounts
                                                              provide sufficient
                                                              flexibility to the Group.

      *  General          Rmb 110 million   unchanged         During the Relevant Period,
         research and                                         the maximum amount in this
         development                                          category was Rmb 110 million.
         services                                             Based on the existing track
         agreement                                            record and the Company's
                                                              projection of future needs
                                                              for such services, the
                                                              Directors believe that the
                                                              new cap amount for the coming
                                                              three financial years ending
                                                              31 December 2005 should be
                                                              maintained at Rmb 110
                                                              million. The Directors
                                                              believe maintaining the
                                                              existing cap amount provides
                                                              sufficient flexibility to the
                                                              Group.

      *  Lease and        Rmb 55 million    Rmb 78 million    During the Relevant Period,
         property                                             the maximum amount in this
         management                                           category was Rmb 49 million.
         services                                             Based on the Company's
                                                              projection of future
                                                              expansion of its business and
                                                              availability of alternative
                                                              providers, the Directors
                                                              believe that the new cap
                                                              amounts for each of the
                                                              coming three years ending 31
                                                              December 2005 should increase
                                                              to Rmb 78 million. The
                                                              Directors believe such new
                                                              cap amount provides
                                                              sufficient flexibility to the
                                                              Group.

      *  Sales of crude   In respect of     In respect of     During the Relevant Period,
         oil,             the three         the three         the maximum amount in this
         condensate oil   financial years   financial years   category was Rmb 1,950
         and liquefied    ending 31         ending 31         million and the amount has
         petroleum gas    December 2002,    December 2005,    been increasing substantially
                          4%, 25% and       42%, 56% and      during the Relevant Period.
                          38%,              82%               Based on the existing track
                          respectively,     respectively,     record and the ongoing
                          of the audited    of the            development of existing
                          consolidated      projected         oilfields and the development
                          total revenues    consolidated      of two new oilfields in Bohai
                          of the Company    total revenues    Bay which the Directors
                          in the            of the Company    expect to be completed by the
                          immediate                           end of year 2004, the
                          financial year                      Directors believe the new cap
                                                              amounts for the coming three
                                                              financial years ending on 31
                                                              December 2005 should not
                                                              exceed Rmb 8,300 million, Rmb
                                                              12,250 million and Rmb 19,775
                                                              million respectively. The
                                                              increases in such cap amounts
                                                              also reflect the fact that
                                                              the crude oil from new
                                                              oilfields, which is made up
                                                              of a higher proportion of
                                                              heavy crude oil, needs to
                                                              undergo refining processes
                                                              which are carried out
                                                              primarily by the CNOOC Group.
                                                              The increases in such cap
                                                              amounts also reflect the fact
                                                              that the Company may be able
                                                              to sell its products at
                                                              higher prices to the CNOOC
                                                              Group due to lower
                                                              transportation costs. The
                                                              terms of such sales to the
                                                              CNOOC Group are, and will be,
                                                              no less favourable to the
                                                              Group than sales to
                                                              independent third parties.
                                                              The cap amounts are based on
                                                              the Company's own projections
                                                              of



                                      19

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                       LETTER FROM CAZENOVE ASIA LIMITED
------------------------------------------------------------------------------

                                                              revenues and are intended
                                                              to provide the Company with a
                                                              certain level of flexibility.
                                                              The Company will continue to
                                                              deal with other customers in
                                                              its normal course of
                                                              business. The Directors also
                                                              believe such new cap amounts
                                                              provide sufficient
                                                              flexibility to the Group.

      We have reviewed the historical figures provided by the Company for each of the Ongoing Connected Transactions during the Relevant Period. Based on those historical figures, we note that the volume of the above Ongoing Connected Transactions carried out by the Group during the Relevant Period were within the relevant caps set under the Existing Waiver. On that basis, and based on the representations of the Directors, including but not limited to, their representations relating to the track record and the Company's projection of the Group's future developments (including, but not limited to, the two new oilfields in Bohai Bay) and needs, we are of the view that the new caps proposed by the Directors for each of the above transactions are reasonable.

6.    Conditions of the New Waiver

      Under the Listing Rules, the Ongoing Connected Transactions as stated in paragraphs 2.3 to 2.8 above would normally require full disclosure and/or prior Independent Shareholders' approval. However, as the Directors consider that such transactions have been, and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors considered that it would not be practical to make disclosure or if necessary, obtain Shareholders' approval for each transaction as it arises. Accordingly, the Company has applied to the Stock Exchange to grant the New Waiver for a period of three years up to 31 December 2005 from the relevant requirements of the Listing Rules in respect of the Ongoing Connected Transactions as described above and matters arising out of or in connection with such Ongoing Connected Transactions on the conditions that:

      (i) in relation to the Ongoing Connected Transactions referred to in the sub-sections 2.1 to 2.3 above, the transactions, and the respective agreements (if any) governing such transactions, must be on terms that are fair and reasonable so far as the Company's shareholders are concerned and in relation to the Ongoing Connected Transactions referred to in the sub-sections 2.4 to 2.8 above, the transactions, and the respective agreements (if any) governing such transactions must be:

           a. entered into by the Group in its ordinary and usual course of business;

           b. either on normal commercial terms or, where there is no available comparison, on terms no less favourable that those available to or from independent third parties; and

           c. on terms that are fair and reasonable so far as the Shareholders are concerned;

      (ii) brief details of the Ongoing Connected Transactions in each year as required by Rule 14.25(1)(A) to (D) of the Listing Rules, i.e., the date or period of the transaction, the parties thereto and a description of their connected relationship, a brief description of the transaction and the purpose of the transaction, the total consideration and the terms, and the nature and the extent of the interest of the connected person in the transaction, shall be disclosed in the Company's annual report and accounts for the relevant year;

     (iii) the Company's independent non-executive Directors shall review annually the transactions and confirm, in the Company's annual report and accounts for the year in question, that such transactions have been conducted in the manner stated in (i) above and, where applicable, within the limit referred to in (v) below;

      (iv) the Company's auditors shall carry out review procedures annually in relation to the Ongoing Connected Transactions and shall confirm in writing whether the transactions:

           a.    received the approval of the Directors;

           b. have been entered into in accordance with the pricing policies as stated in the Company's financial statements; and

           c. have been entered into in accordance with the terms of the agreement governing the transactions or, where there is no agreement, on terms that are not less favourable that terms available to or from independent third parties.

           For the purpose of the above review by the Company's auditors, CNOOC has undertaken to the Company that it will provide the auditors with access to its relevant accounting records;

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                       LETTER FROM CAZENOVE ASIA LIMITED
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      (v)  the aggregate annual value of transactions shall not exceed the proposed annual limits set out in section 5 "Application for the New Waiver" above.

      (vi) the Company will undertake that if any of the terms of the agreements or arrangements referred to above are altered or if the Group enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future or if the limits stated in section 5 "Application for the New Waiver" above are exceeded, the Company will comply with the provisions of Chapter 14 of the Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

RECOMMENDATION

      Having taken into account the information and representations provided to us and the above principal factors and reasons and the conditions stipulated by the Stock Exchange, we are of the opinion that the terms of the Ongoing Connected Transactions are fair and reasonable so far as the Company and the Independent Shareholders are concerned and the Ongoing Connected Transactions are in the interests of the Company and the Independent Shareholders. Accordingly, we advise the IBC to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Ongoing Connected Transactions and the transactions contemplated thereunder.

                               Yours faithfully,
                             For and on behalf of
                             Cazenove Asia Limited

              May Tan                               Karman Hsu
         Managing Director              Director and Head of Corporate Finance

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APPENDIX                                                  GENERAL INFORMATION
------------------------------------------------------------------------------

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTEREST

      As at the Latest Practicable Date:

      (a) other than So Chak Kwong, an independent non-executive director of the Company, who holds 30,000 ordinary shares in the Company, none of the Directors or chief executive had any interest in any shares or debentures of the Company or any associated corporation (within the meaning of SDI Ordinance), as recorded in the register required to be kept under Section 29 of SDI Ordinance for the purposes of Sections 28 and 31 of the SDI Ordinance, or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

      (b) other than as set out in the table below, the Company not granted any of its Directors or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities:

           Name of Grantee            Date of Grant      Exercise Price      No. of Options
                                                                  (HK$)
           Wei Liucheng            12 March 2001                   5.95             500,000
                                   27 August 2001                  6.16             500,000

           Fu Chengyu              12 March 2001                   5.95             350,000
                                   27 August 2001                  6.16             350,000

           Jiang Longsheng         12 March 2001                   5.95             280,000
                                   27 August 2001                  6.16             230,000

           Zhou Shouwei            12 March 2001                   5.95             280,000
                                   27 August 2001                  6.16             350,000

           Luo Han                 12 March 2001                   5.95             280,000
                                   27 August 2001                  6.16             230,000



      (c) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 30 June 2002, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group;

      (d) none of the Directors or experts had any direct or indirect interest in any assets which had since 30 June 2002, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

3.    SUBSTANTIAL SHAREHOLDERS

      As at the Latest Practicable Date, so far as is known to, or can be ascertained after reasonable enquiry by, the Directors, the following persons were, directly or indirectly, interested in 10% or more of the issued share capital carrying rights to vote at general meetings of the Company:

      Name of substantial            Number of shares    Approximate percentage
      shareholder of the Company                           of the total issued
                                                                       shares

      CNOOC (BVI) Limited            5,800,000,000                    70.61%

      Save as disclosed herein, as at the Latest Practicable Date, so far as the Directors are aware, there was no person who was interested directly or indirectly in 10% or more of the issued share capital carrying rights to vote at general meetings of any member of the Group or any options in respect of such share capital.

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APPENDIX                                                  GENERAL INFORMATION
------------------------------------------------------------------------------

4.    PROFESSIONAL QUALIFICATION AND CONSENT

      The following are the qualifications of the experts who have given opinions or advice which are contained in this circular:

      Names                                                     Qualifications

      Cazenove Asia Limited                                  Registered dealer
      Sallmans (Far East) Limited                              Property valuer

      (a) None of Cazenove Asia Limited and Sallmans (Far East) Limited is beneficially interested in the share capital of any member of the Group and none of them has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

      (b) Cazenove Asia Limited and Sallmans (Far East) Limited have given and have not withdrawn their respective written consents to the issue of this circular with inclusion of their opinions and letters, as the case may be, and the reference to its name included herein in the form and context in which they respectively appear.

5.    LITIGATION

      Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Company.

6.    MATERIAL ADVERSE CHANGE

      As at the Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 30 June 2002, the date to which the latest published audited financial statement of the Company were made up.

7.    SERVICE CONTRACT

      As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

8.    GENERAL

      (a)  The secretary of the Company is Cao Yunshi.

      (b) The principal share register and transfer office is Computershare Hong Kong Investor Services Limited at 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

      (c) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

9.    DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents will be available for inspection during normal business hours at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two exchange Square, Central, Hong Kong from the date of this circular up to and including 23 December 2002:

      (a)  the articles of association of the Company;

      (b) the connected transactions agreements entered into between the Company and CNOOC;

      (c) the letter of recommendation from the IBC, the text of which is set out on pages 19 to 20 of this circular;

      (d) the letter issued by Cazenove Asia Limited, the text of which is set out on pages 21 to 34 of this circular;

      (e) the letter issued by Sallmans (Far East) Limited confirming the matters set out in the Letter from the Board on pages 9 to 10 of this circular;

      (f)  the written consents of Cazenove Asia Limited and Sallmans (Far
           East) Limited referred to in paragraph 4 of this appendix;

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APPENDIX                                                  GENERAL INFORMATION
------------------------------------------------------------------------------


      (g) the annual report of the Company for the year ended 31 December 2001; and

      (h)  the interim report of the Company for the six months ended 30 June
           2002.

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                    NOTICE OF EXTRAORDINARY GENERAL MEETING
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      The following is the text of the notice of extraordinary general meeting despatched to Shareholders on 5 December 2002 which is reproduced below for ease of reference.





                                    [LOGO]

                                 CNOOC Limited
                             [CHINESE CHARACTERS]
               (Incorporated in Hong Kong with limited liability
                        under the Companies Ordinance)

      NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the "Company") will be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 23 December 2002 at 11 am for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary
Resolutions:

                              ORDINARY RESOLUTION

      1. "THAT the ongoing connected transactions as described in the Announcement made by the Company on 5 December 2002, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, be and are hereby generally and unconditionally approved and the directors of the Company are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions."

                                                 By Order of the Board
                                                     Cao Yunshi
                                                   Company Secretary

Hong Kong, 5 December 2002





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                    NOTICE OF EXTRAORDINARY GENERAL MEETING
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Notes:

1. Shareholders whose names are registered in the register of members of the Company on or before 18 December 2002 are entitled to attend and vote at the Extraordinary General Meeting.

2. Any Shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Registered Office of the Company not later than 48 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

3. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll.


Address of the Registered Office of the Company:

CNOOC Limited
65/F, 1 Garden Road, Hong Kong
Tel: 852-2213 2500
Fax: 852-2525 9322



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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited



                                       By:  /s/ Cao Yunshi
                                          ----------------------
                                          Name:  Cao Yunshi
                                          Title: Company Secretary

Dated: December 9, 2002



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